

waste2energy

April 13, 2011

<u>**VIA FACSIMILE AND EDGAR**</u>

United States Securities
 and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: H. Christopher Owings,
                   Assistant Director

> **Re: Waste2Energy Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 333-151108**

Ladies and Gentlemen:

    We are in receipt of the Staff's comment letter dated March 31, 2011. At the present time, Waste2Energy Holdings, Inc. (the "Company") does not have sufficient cash resources to engage the needed professionals required in order to provide an adequate response to the Staff's comments. In particular, the Company's outside accounting professionals and independent auditors have advised the Company that they will not undertake any work on behalf of the Company until adequate funds are available for the payment of their fees. The Company will advise the Staff at such time as adequate resources are obtained to complete the required work.



WASTE2ENERGY HOLDINGS, INC.

By: _____

Name: Peter Bohan
Title: President and CEO

1 CHICK SPRINGS ROAD
GREENVILLE, SC 29609
WWW.WASTE2ENERGY.COM